650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

January 30, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549
Attention:	Stephen Krikorian
Melissa Walsh
Maryse Mills-Apenteng
Matthew Crispino

Re:	SouFun Holdings Limited

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 3, 2013

File No. 001-34862

Ladies and Gentlemen:

On behalf of SouFun Holdings Limited (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated January 15, 2014 relating to the Company’s annual report on Form 20-F referenced above (the “20-F”).

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference).

Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 61

1.	It appears that your loan agreements contain a cross-default provision. Please disclose this pertinent provision.

RESPONSE

The Company will include the disclosure requested by the Staff in its next Form 20-F.

AUSTIN    GEORGETOWN    HONG KONG    NEW YORK    PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

Securities and Exchange Commission

Re: SouFun Holdings Limited

January 30, 2014

2.	We note that certain of the loan agreements contain a covenant that the proceeds of the loan will be used only for general corporate purposes and that no portion of the proceeds will be used to make or cause to be made any dividend to any equity interests in the borrower. We further note from your response to comment 1 of our letter dated November 15, 2013, that you paid dividends with the proceeds of your loans. Please tell us whether you have breached the terms of your loans; and if so, revise your discussion of liquidity and capital resources as necessary pursuant to Section IV.C. of SEC Release 33-8350.

RESPONSE

The Company respectfully advises the Staff that the Company and its financial institutions did not intend to have a negative covenant regarding the payment of dividends with the loans provided to the Company outside of the People’s Republic of China. The Company obtained waivers from its financial institutions with respect to dividends paid in 2012 using the proceeds of the loans.

3.	In response to prior comment 4, it appears you provided to us pledge and letter of credit agreements for an aggregate of $75 million. Please tell us whether you provided the letter of credit agreements for all material restricted cash balances, and if not, provide us with the remaining agreements.

RESPONSE

The Company confirms that it only provided to the Staff pledge and letter of credit agreements for an aggregate of $75 million, which relate to its total outstanding long-term debt in a principal amount of $71.25 million as of December 31, 2012. The Company respectfully advises the Staff that it believes that it has satisfied the requirements of Instruction 2(b)(i) of Item 19 of Form 20-F by providing these agreements. The Company believes it is not required to file or furnish with the Staff its other pledge and letter of credit agreements, which relate to its short-term debt and are the type that ordinarily accompanies the kind of business it conducts. The Company supplementally advises the Staff that these other pledge and letter of credit agreements contain customary terms and conditions, many of which are similar to those of the pledge and letter of credit agreements provided to the Staff. In light of the significant time and resources required to translate them into English, the Company respectfully submits that it should not be required to furnish them to the Staff.

Securities and Exchange Commission

Re: SouFun Holdings Limited

January 30, 2014

Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Organization and Basis of Presentation, page F-13

4.	We note and continue to consider your response to prior comment 5.

RESPONSE

The Company will await further comments from the Staff.

Note 22. Segment Reporting, page F-67

5.	You indicate in response to prior comment 11 that the Company is managed by four product groups based on its target markets and revenue sources, including the new home product group, secondary and rental properties product group, home furnishing and improvement product group, and research product group. Explain how you applied the guidance in ASC 280-10-50 as your basis for concluding that you have only one reportable segment. In addition, tell us what consideration you gave to disclosing revenue from each of these product groups in accordance with ASC 280-10-50-40.

RESPONSE

In response to the Staff’s comment, the Company advises the Staff that it has reviewed ASC 280, Segment Information. Per ASC 280-10-50-1, “An operating segment is a component of a public entity that has all of the following characteristics:

a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b. Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c. Its discrete financial information is available.”

Although the Company is managed by four product groups, the Company’s chief operating decision maker (the “CODM”), its chief executive officer, reviews its financial results and makes resource allocation decisions, including IT support, marketing, headcount, facilities, accounting and finance, on a consolidated basis. As expenses related to the above functions are generally not allocated to each product group, no discrete financial information is available for the product groups. Furthermore, management members’ performance bonus plan is primarily determined based on the Company’s consolidated net profit margin. On a quarterly basis (and on an “as-needed” basis), a reporting package, which contains the Company’s consolidated financial results and revenue breakdown by service types, including marketing, e-commerce, listing and other value-added services, is provided to the CODM for review. Therefore, the Company concluded that the four product groups do not have all of the characteristics of an operating segment as defined in ASC 280-10-50-1.

Securities and Exchange Commission

Re: SouFun Holdings Limited

January 30, 2014

The Company supplementally advises the Staff that the current revenue presentation by different types of services is consistent with the financial information derived from the Company’s accounting records, which are used to prepare the Company’s consolidated financial statements in accordance with United States generally accepted accounting principles. For financial reporting purposes, revenue is presented by service types as opposed to product groups, as each service type is recognized in accordance with the respective revenue recognition accounting policies as disclosed in the 20-F. Since the Company is a service provider, management believes that disclosing revenue from external customers by service types as opposed to by product groups provides more meaningful and relevant information to investors and financial statements users. The Company believes that this presentation properly reflects the nature of its business and meets the requirements of ASC 280-10-50-40.

* * * * *

Securities and Exchange Commission

Re: SouFun Holdings Limited

January 30, 2014

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the 20-F, please do not hesitate to contact Barry E. Taylor at (650) 849-3329 of this firm or me at (650) 320-4509.

Sincerely yours,

/s/ Julia Reigel

Julia Reigel

cc:	SouFun Holdings Limited

Vincent Tianquan Mo, Executive Chairman

Wilson Sonsini Goodrich & Rosati, P.C.

Barry E. Taylor

Kefei Li

Ernst & Young Hua Ming LLP

Eric Li

Kay Deng